By EDGAR and Facsimile

Mr. Edwin Kim

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dated: February 13, 2012

Re:	SMSA Treemont Acquisition Corp.

Form 8-K

Filed on January 3, 2011

File No. 000-54096

Dear Mr. Kim:

We thank the Staff for its comment letter of January 30, 2012 relating to the Form 8-K filed on January 3, 2012. The purpose of this letter is to request for an extension of time by which we respond to the Staff’s comments.

We have attempted in good faith to amend our filing by February 13, 2012. However, we will be unable to meet the deadline imposed. Therefore, we respectfully ask the Staff for an extension of ten business days to amend our filing or to respond to the comments.

We appreciate your prompt consideration regarding this matter. Should you have any questions regarding the circumstances of this filing, please contact Wilson Pan at (86) 138-1842-4741. Please inform us whether the requested change will be granted.

SMSA TREEMONT ACQUISITION CORP.

Very truly yours,
By:	/s/ Guo Wang
Chief Executive Officer

cc:	James Lopez (Securities and Exchange Commission)